Exhibit 99.3

Borr Drilling Fleet Status Report - 23 May 2024

New Contracts / Extensions / Amendments

Prospector 1
• Contract: March 2024 to October 2024, ONE-Dyas, United Kingdom / Netherlands
• Contract (from LOA): November 2024 to January 2025, Undisclosed, Netherlands
Gunnlod
• Contract: May 2024 to July 2024, Undisclosed, Southeast Asia
Thor
• Contract (from LOA): July 2024 to November 2024, Undisclosed, Southeast Asia
Norve
• Contract extension: August 2024 to October 2024, BW Energy, Gabon
• Contract: February 2025 to May 2025, Undisclosed, Africa
Groa
• Options exercised: May 2024 to April 2025, Qatar Energy, Qatar

Letters of Award / Letters of Intent / Negotiations

Rig TBD
• LOA: October 2024 to April 2025, Undisclosed, Africa
Rig TBD
• LOA: Q4 2024/Q1 2025 to Q1 2026/Q2 2026, Undisclosed, Africa

Other Developments

Prospector 1
• Concluded operations with Neptune Energy, Netherlands and commenced operations with ONE-Dyas, United Kingdom in direct continuation in late March 2024
Gunnlod
• Concluded operations with ROC Oil, Malaysia and commenced operations with an undisclosed customer, Southeast Asia in direct continuation in early May 2024
Arabia I
• Received Notice of Suspension from Saudi Aramco, Saudi Arabia in March 2024. Suspension commenced in early May 2024

This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Borr Drilling Fleet Status Report - 23 May 2024

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments

Contracted Rigs

Arabia I	KFELS B Class	400 ft	2020	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Committed with option to extend
					May - 2024	April - 2025	Bahrain	Suspension Period
Arabia II	KFELS B Class	400 ft	2019	Saudi Aramco	October - 2022	October - 2025	Saudi Arabia	Operating with option to extend
Arabia III [1]	KFELS Super A Class	400 ft	2013	Saudi Aramco	September - 2023	September - 2028	Saudi Arabia	Operating with option to extend
Galar	PPL Pacific Class 400	400 ft	2017	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Gerd	PPL Pacific Class 400	400 ft	2018	Bunduq	December - 2023	August - 2024	United Arab Emirates	Operating with option to extend
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX [2]	January - 2024	December - 2025	Mexico	Operating
Groa	PPL Pacific Class 400	400 ft	2018	Qatar Energy	April - 2022	April - 2025	Qatar	Operating with option to extend
Gunnlod	PPL Pacific Class 400	400ft	2018	Undisclosed	May - 2024	July - 2024	Southeast Asia	Operating
Hild	KFELS Super B Class	400 ft	2020	Fieldwood Energy	October - 2023	October - 2025	Mexico	Operating
Idun	KFELS Super B Bigfoot Class	350 ft	2013	PTTEP	February - 2024	February - 2026	Thailand	Operating with option to extend
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Valeura Energy	December - 2023	August - 2024	Thailand	Operating
					September - 2024	August - 2025	Thailand	Committed with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	ENI	January - 2022	July - 2024	Congo	Operating
					August - 2024	December - 2025	Congo	LOA
Njord	PPL Pacific Class 400	400 ft	2019	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Norve	PPL Pacific Class 400	400 ft	2011	BW Energy	December - 2022	July - 2024	Gabon	Operating
				BW Energy	August - 2024	October - 2024	Gabon	Committed
				Undisclosed	February - 2025	May - 2025	Africa	Committed
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX [2]	April - 2024	December - 2025	Mexico	Operating
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	ONE-Dyas	March - 2024	October - 2024	United Kingdom / Netherlands	Operating with option to extend
				Undisclosed	November - 2024	January - 2025	Netherlands	Committed
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	ENI	April - 2024	May - 2026	Congo	Operating
Ran [1]	KFELS Super A Class	400 ft	2013	TotalEnergies	November - 2023	September - 2024	Mexico	Operating with option to extend
				Wintershall	October - 2024	December - 2024	Mexico	Committed
Saga	KFELS Super B Bigfoot Class	400 ft	2019	Brunei Shell Petroleum	November - 2022	November - 2026	Brunei	Operating with option to extend
Skald	KFELS Super B Bigfoot Class	400 ft	2018	PTTEP	June - 2021	June - 2024	Thailand	Operating
					July - 2024	September - 2025	Thailand	Committed with option to extend
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Petronas Carigali	January - 2024	June - 2024	Indonesia	Operating
				Undisclosed	July - 2024	November - 2024	Southeast Asia	Committed
TBD				Undisclosed	October - 2024	April - 2025	Africa	LOA
TBD				Undisclosed	Q4 2024/Q1 2025	Q1 2026/Q2 2026	Africa	LOA

Available Rigs
None

Under Construction Rigs

Vali	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Available in October - 2024
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Available in January - 2025

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX

				Operating / Committed	Available	Cold Stacked	Under Construction

		Total Fleet	24	22	0	0	2

Borr Drilling Fleet Status Report - 23 May 2024

Rig Name	Location	2024					2025					2026
		Q1		Q2	Q3	Q4	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4

Premium Jack-Ups
Southeast Asia
Thor	Indonesia / Southeast Asia	Petronas Carigali			Undisclosed
Gunnlod	Malaysia / Southeast Asia		ROC Oil		Undisclosed
Idun	Thailand	Prep	PTTEP									Option
Mist	Thailand	Valeura Energy								Option
Saga	Brunei	Brunei Shell Petroleum
Skald	Thailand	PTTEP								Option
Middle East
Arabia I	Saudi Arabia / Bahrain	Saudi Aramco			Suspension						Option
Arabia II	Saudi Arabia	Saudi Aramco									Option
Arabia III [1]	Saudi Arabia	Saudi Aramco
Groa	Qatar	QatarEnergy						Option
Gerd	United Arab Emirates	Bunduq			Option
Europe and Africa
Prospector 1 [1]	United Kingdom / Netherlands	Neptune	ONE-Dyas			Undisclosed	Option
Natt	Congo	ENI
Norve	Gabon / Africa	BWE					Undisclosed
Prospector 5 [1]	Congo	ENI
TBD	Africa					Undisclosed
TBD	Africa						Undisclosed
Mexico
Ran [1]	Mexico	TotalEnergies				Wintershall	Option
Galar	Mexico				PEMEX [2]
Gersemi	Mexico	PEMEX [2]
Grid	Mexico	PEMEX [2]
Njord	Mexico				PEMEX [2]
Odin	Mexico				PEMEX [2]
Hild	Mexico	Fieldwood Energy

Jack-Ups Under Construction
Vali	KFELS shipyard, Singapore	Available in October 2024
Var	KFELS shipyard, Singapore	Available in January 2025

			Firm/LOA			Option			Available			UnderConstruction

1 - HD/HE Capability
2 - Rigs provided by Borr Drilling through a bareboat charter arrangement and services provided by our Mexican Joint Venture or by Borr Drilling, with ultimate customer being PEMEX

Borr Drilling Fleet Status Report - 23 May 2024

Additional information regarding this Fleet Status Report

This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract.

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.